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SECURI 12060369 ION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66412

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mt. Rushmore Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1703 Padmavani Lane, Suite A
(No. and Street)

Fairfield Iowa 52556
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Spitz 641-472-7373 X 112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 Greenwood Village CO 80111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/4

OATH OR AFFIRMATION

I, Gary Spitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mt. Rushmore Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CLAUDIA M. MOLINA
Notary Public - State of Florida
My Comm. Expires Jul 12, 2015
Commission # EE 111844
Bonded Through National Notary Assn.

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MT. RUSHMORE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

MT. RUSHMORE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

MT. RUSHMORE SECURITIES, LLC

TABLE OF CONTENTS


SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Members of
Mt. Rushmore Securities, LLC

We have audited the accompanying statement of financial condition of Mt. Rushmore Securities, LLC (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mt. Rushmore Securities, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 22, 2012

MT. RUSHMORE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	16,020
Commissions receivable		80,456
Related party receivables (Note 3)		201,948
Prepaid expenses		17,024
Total assets	**$**	**315,448**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Commissions payable	$	51,723
Accounts payable		2,041
Total liabilities		53,764
CONTINGENCIES (Note 4)		
MEMBERS' EQUITY (Note 2)		261,684
Total liabilities and members' equity	**$**	**315,448**

The accompanying notes are an integral part of this statement.

MT. RUSHMORE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Mt. Rushmore Securities, LLC (the "Company") is a Delaware limited liability company formed on December 2, 2003 to engage in business as a broker dealer. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activity is marketing investment partnerships.

15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

The Company's primary sources of revenue are fees and commission earned from marketing investment partnerships. These fees represent a portion of the management and performances fees charged by the managers of these entities. The Company records these fees when earned.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United States of America. The Company's financial instruments, including cash and cash equivalents, receivables, prepaid expenses, commissions payable and accounts payable are carried at amounts that approximate fair value due to their short maturities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with original maturities of three months or less to be cash equivalents.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income taxes

The Company is recognized as a limited liability company by the Internal Revenue Service. The Company's members are liable for federal and state income taxes on the Company's taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2008. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2011.

Furniture and Equipment

The Company records furniture and equipment at cost less accumulated depreciation. The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of three years for furniture and five years for computer equipment.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2011, the Company had net capital and net capital requirements of $16,595 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.24 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY RECEIVABLES

The Company has an expense sharing agreement with Mt. Rushmore Management, LLC, an entity related through common ownership. Pursuant to this agreement, the Company will pay all expenses on behalf of Mt. Rushmore Management, LLC and shall be reimbursed for such expenses. As of December 31, 2011, Mt. Rushmore Management, LLC owed $201,948 for expenses paid on their behalf under the agreement.

MT. RUSHMORE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
(concluded)

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is engaged in various brokerage activities in which counterparties primarily include managers of investment partnerships. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.